

July 11, 2013

<u>Via Mail</u>

Warwick Calasse
Chief Executive Officer
Goff, Corp.
Carrera 43 A # 1-50, Torre Proteccion,
Piso 6, San Fernando Plaza, Medellin, Colombia

      Re: **Goff, Corp.**
             Current Report on Form 8-K Filed March 12, 2013
             File No. 000-54912

Dear Mr. Calasse:

We issued comments to you on the above-captioned filing on April 24, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 25, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

                        Sincerely,

                        /s/ Mark P. Shuman

                        Mark P. Shuman
                        Branch Chief – Legal